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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                         Universal Detection Technology
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   91-3459202
                                [GRAPHIC OMITTED]
                                 (CUSIP Number)

                                 Jacques Tizabi
                             Chief Executive Officer
                        340 North Camden Drive, Suite 302
                             Beverly Hills, CA 90210
                                 (310) 248-3655

                                   copies to:

                             Jennifer A. Post, Esq.
                         Law Office of Jennifer A. Post
                        340 North Camden Drive, Suite 302
                             Beverly Hills, CA 90210
                                 (310) 300-0887
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_| NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 91-3459202                                           PAGE 2 OF 6 PAGES
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   1. Names of reporting persons

      Jacques Tizabi
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   2. Check the appropriate box if a member of a group (see instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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   3. SEC use only

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   4. Source of funds (see instructions) OO
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   5. Check if disclosure of legal proceedings is required pursuant to items
      2(d) or 2(e)
                                                                             |_|
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   6. Citizenship or place of organization

      United States
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Number of      7. Sole voting power        127,926,425
shares
beneficially   -----------------------------------------------------------------
owned by       8. Shared voting power                0
each
reporting      -----------------------------------------------------------------
person with:   9. Sole dispositive power   127,926,425

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               10. Shared dispositive power          0
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11.  Aggregate amount beneficially owned by each reporting person

     127,926,425
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12.  Check if the aggregate amount in row (11) excludes certain shares
     (see instructions)
                                                                             |_|
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13.  Percent of class represented by amount in row (11)

     31.24%
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14.  Type of reporting person (see instructions)

     HC, IN
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CUSIP NO. 91-3459202                                          PAGE 3 OF 6 PAGES


ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, no par value (the "Common Stock"), of Universal Detection Technology (the "Issuer"). The address of the Issuer's principal executive offices is 340 North Camden Drive, Suite 302, Beverly Hills, CA 90210.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name: Jacques Tizabi (the "Reporting Person")

         (b) Business address: 340 North Camden Drive, Suite 302, Beverly Hills, CA 90210

         (c) The Reporting Person is the President, the Chief Executive Officer, the Acting Chief Financial Officer and a director of the Issuer. The Issuer's principal business is research and development of bioterrorism detection devices, and its address is 340 North Camden Drive, Suite 302, Beverly Hills, CA 90210.
         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not, as a result of any such proceeding, subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 25, 2009, the Issuer issued 10,000,000 shares of Common Stock to the Reporting Person. The consideration for such issuance was the conversion and in-full satisfaction of accrued but unpaid salary owed to the Reporting Person by the Issuer in the amount of $40,000.


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CUSIP NO. 91-3459202                                          PAGE 4 OF 6 PAGES


ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person agreed to accept the shares of Common Stock in lieu of cash payment of accrued but unpaid salary. The intention was to help alleviate the Issuer's balance sheet of that accrued liability.

The Reporting Person does not have at this time any specific plans that relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.


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CUSIP NO. 91-3459202                                           PAGE 5 OF 6 PAGES



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) In the aggregate, the Reporting Person beneficially owns, as of June 25, 2009, 127,926,425 shares of the Issuer's Common Stock, representing approximately 31.24% of such class of securities. This percentage of beneficial ownership is based on a total of 409,489,573 shares of the Common Stock outstanding as of June 25, 2009, and includes 539,750 shares of Common Stock underlying fully vested options owned by the Reporting Person.

         (b) The Reporting Person has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, 127,926,425 shares of the Issuer's Common Stock.

         (c) Since the most recent filing of Schedule 13D by the Reporting Person, which was on May 12, 2009, there have been no transactions in shares of the Common Stock of the Issuer by the Reporting Person.

         (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,000,000 shares of Common Stock reported hereby.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                            [SIGNATURE PAGE FOLLOWS]


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CUSIP NO. 91-3459202                                           PAGE 6 OF 6 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Date:  June 30, 2009


                                          By:    /s/ Jacques Tizabi
                                                 -----------------------------
                                                 Jacques Tizabi